ANNONA ENERGY INC.
                 2316-A Willemar Avenue, Courtenay B.C. V9N 3M8
                            Telephone (250) 898 8882
                             annona.energy@yahoo.com
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                                                                   July 26, 2013

Ann Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Annona Energy Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 1, 2013
    File No. 333-187648

Dear Ms. Nguyen Parker,

Thank you for your assistance in the review of our filing. In response to your comment letter dated July 16, 2013 we have the following responses.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. WE REISSUE IN PART PRIOR COMMENT 2 FROM OUR LETTER DATED APRIL 30, 2013. PLEASE REVISE TO CLARIFY YOUR EXECUTIVE OFFICE ADDRESS, WHICH, DUE TO FORMATTING, REFERS TO BOTH COURTENAY, B.C AND CARSON CITY, NV.

The cover page has been revised to remove any confusion on our executive office address.

Financial Statements, page 31

2. WE NOTE THE DISCLOSURE ON PAGE 31 OF YOUR FILING STATING THAT YOUR FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDED MARCH 31, 2013 WERE REVIEWED BY YOUR INDEPENDENT ACCOUNTANT. PLEASE FILE A REPORT FROM YOUR INDEPENDENT ACCOUNTANT ON THE REVIEW ALONG WITH AN AWARENESS LETTER. ALTERNATELY, REMOVE THIS STATEMENT FROM YOUR FILING. REFER TO RULE 8-03 OF REGULATION S-X AND ITEM 601(B)(15) OF REGULATION S-K.

The statement has been removed from the filing.

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Exhibit 23.2 - Consent of Auditors

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. HOWEVER YOUR REVISED AUDITOR'S CONSENT REFERS TO BOTH MARCH 21, 2013 AND MARCH 22, 2013. PLEASE OBTAIN A REVISED CONSENT THAT CORRECTLY REFERS TO THE DATE OF THE REPORT ISSUED BY YOUR INDEPENDENT ACCOUNTANT.

A revised consent has been included in the amendment.

We acknowledge and understand that since the company and management are in possession of all facts relating to the company's disclosure, we are responsible for the accuracy and adequacy of the disclosures made in our filings.

The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Lawrence H. Jean
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Lawrence H. Jean
Chief Executive Officer & Director

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